Exhibit 99.2

FORM 51 – 102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Xtra-Gold Resources Corp. (“Xtra-Gold” or the “Company”)
357 Bay Street – Suite 902
Toronto ON M5H 2T7

2.	Date of Material Change

June 12, 2013

3.	News Release

A news release with respect to the material change referred to in this Report was disseminated by Xtra-Gold on June 12, 2013 through the facilities of the Globe newswire disclosure network, a copy of which is attached as Schedule “A”.

4.	Summary of Material Change

The Company announced additional trench and channel sampling results from the Zone 5 Gold Corridor, as well as initial ground-proofing results of high priority gold targets recently defined by the Induced Polarization / Resistivity survey (“IP Survey”), on the Company’s wholly-owned Kibi Gold Project, located in the Kibi- Winneba greenstone belt (the “Kibi Gold Belt”), in Ghana, West Africa.

5.	Full Description of the Material Change

The material change is described in the news release attached as Schedule “A”.

6.	Reliance on Confidentiality Provisions of Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

Not applicable

8.	Executive Officer

Paul Zyla, President and Chief Executive Officer of Xtra-Gold, may be reached at 416 366-4227.

9.	Date of Report

June 12, 2013